

Suite 1201-1111 W. Hastings Street
Vancouver, B.C., Canada, V6E 2J3
Tel: (604) 331-1757 Fax: (604) 669-5193

(TSX-V) – DRK
(OTCBB) – DRKOF
Form 20F File No. 0-30072

May 5, 2004

Derek Oil & Gas Receives Evaluation Report on LAK Ranch Oil Reserves & Oil-In-Place Estimates

(Vancouver, B.C.; May 5, 2004) *Derek Oil & Gas Corporation ("Derek")* reported today that a new independent engineering evaluation of the LAK Ranch oil project in Wyoming identifies in excess of 190 million barrels of oil "in place" in two potentially productive horizons.

The new study, by *Petrotech Engineering Ltd.* of Burnaby, British Columbia, is based on historic data and a recent development plan produced by Derek's joint venture partner and project operator, *Ivanhoe Energy* (TSX-IE). Petrotech verified the results of a preliminary plan by *Ivanhoe* to develop a limited area of the LAK Ranch lease using Steam Assisted Gravity Drainage (SAGD) technology.

The report notes that the *Ivanhoe* production model for the Lower Newcastle Channel Sand forecasts an ultimate recovery of 13 million barrels of oil from an estimated 20 MMBO of oil-in-place under approximately 450 acres of the 7,500 acre lease. This model performance is achieved by a SAGD development pattern utilizing 21 new horizontal producers with 5 new vertical injectors for each producer. Gross capital expenditures are projected to be US $35million.

The upside potential of an extended full development is dependent upon the amount of additional productive acreage on the lease that can be economically developed using SAGD.

Commenting on the report, *Derek* President Barry C.J. Ehrl, said the target size, reserve and production potential could change significantly as new information from a planned 3-D seismic program is evaluated and as continually evolving adaptations to SAGD technology are in introduced at the LAK Ranch.

"Industry observers have projected that enhanced oil recovery techniques such as Steam Assisted Gravity Drainage can lead to ultimate recovery of "oil-in-place" in the 50% to 70% range. Such technical applications could have a dramatic impact on the productivity of the LAK Ranch", Ehrl said.

The *Petrotech* report uses the definition of reserves category from the Canadian Oil and Gas Evaluation Handbook and conforms to National Instrument NI 51-101 (Standards of Disclosure for Oil & Gas Activities).

The authors of the report are John Yu, P.Eng. (Consulting Petroleum Engineer), James R. Britton, P.Geol., P.Eng. (Consulting Petroleum Geologist) and David B. Finn, A.Sc.T. (Consulting Petroleum Technologist). Mr. Yu is an Independent Qualified Person with respect to the preparation of this report. He is a registered Professional Engineer in the Province of British Columbia, having more than twenty-nine years of experience in engineering studies, evaluation of oil and gas properties, drilling, completion, production and process engineering of oil and gas operations in Canada, U.S.A., and internationally. Mr. Britton is also an Independent Qualified Person with respect to the preparation of this report. He is a registered Professional Geologist in the Province of Alberta and a registered Professional Engineer in the Province of British Columbia. He has over forty-five years of experience in oil field geological studies, evaluation of oil and gas properties, drilling, completion, and production engineering in Canada and the U.S.A. Mr. Finn has a Diploma of Engineering Technology in Natural Gas and Petroleum Technology. He has over thirty-three years of experience in oil and gas reservoir studies of Canadian and U.S. oil and gas fields.

The report estimates crude oil reserves and "oil-in-place" at LAK Ranch in the Newcastle Lower Channel Sand and the Newcastle Marine Sand as follows:

Estimated Crude Oil Reserves at Standard Conditions (60°F and 14.65 psia)
Newcastle Lower Channel Sand

Reserve Category:		**Possible**
Location		LAK Ranch: Sec. 1, 12, 13, 24, 25-T44N-R61W; Sec. 7, 8, 18, 19-T44N-R60W
Formation Depth	(feet)	0 to 2,300
Formation Name		Newcastle Lower Channel Sand
Drainage area	(acres)	2,460
Net pay thickness	(feet)	44.3
Rock Volume	(acre-feet)	108,945.4
Porosities	(percent)	22%
Water saturation	(percent)	40%
Formation Volume Factor	(rb/stb)	1.0204
Initial oil-in-place	(stb/acre-feet)	1,003.6
Initial oil-in-place	(Mstb)	109,334.9
Cum production to 2004/04/30	(Mstb)	26.2
Remaining oil-in-place	(Mstb)	109,309
Recovery factor	(percent)	12
Recoverable oil reserve	(stb)	13,000,000
Permeability	(mD)	759
Gas Oil Ratio	(scf/bbl)	<50
API	(degree)	19

Estimated Crude Oil Reserves at Standard Conditions (60°F and 14.65 psia)
Newcastle Marine Sand

Reserve Category:		**Oil-in-Place**
Location		LAK Ranch
Formation Depth	(feet)	0 to 2,300
Formation Name		Newcastle Marine Sand
Total area	(acres)	4,420
Net pay thickness	(feet)	18.4
Rock Volume	(acre-feet)	81,328
Porosities	(percent)	22
Water saturation	(percent)	40
Formation Volume Factor	(rb/stb)	1.0204
Initial oil-in-place	(stb/acre-feet)	1,003.6
Initial oil-in-place	(Mstb)	81,618
Cumulative production	(Mstb)	0
Remaining oil-in-place	(Mstb)	81,618
Permeability	(mD)	800+/-
Gas Oil Ratio	(scf/bbl)	n/a
API	(degree)	19

The full text of the report is available on SEDAR, at www.sedar.com

ON BEHALF OF THE BOARD

"Barry C.J. Ehrl"
President & C.E.O.

For further information please contact Investor Relations 1-888-756-0066 or (604)-331-1757
Website: http://www.derekoilandgas.com/
Corporate E-Mail: info@derekoilandgas.com
Investor Relations E-Mail: invest@derekoilandgas.com

The TSX Venture Exchange has neither approved nor disapproved
the information contained herein.

This document includes forward- looking statements. Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas's LAK Ranch project. When

used in this document, the words "potential", "plan", "could", "estimate", "expect", "intend", "may", "should", and similar expressions are intended to be among the statements that identify forward-looking statements. Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek's LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1201, 1111 W. Hastings Street, Vancouver, British Columbia, Canada, V6E2J3. You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company's Annual Information Form.